ONDAS HOLDINGS INC.

165 Gibraltar Court

Sunnyvale, California 94089

August 1, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ondas Holdings Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-230855

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ondas Holdings Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-230855), initially filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2019 (as amended, the “Registration Statement”) and all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing this public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to this Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any questions or comments regarding this correspondence to Michael Francis or Christina Russo at Akerman LLP at (305) 982-5581 or (305) 982-5531.

Thank you for your assistance.

Sincerely,

/s/ Eric A. Brock

Eric A. Brock

Chief Executive Officer